RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION POLICY

(a) Definitions.

In this Policy, the following definitions apply:

Executive Officer. An executive officer is the Company’s Chief Executive Officer, President, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Policy includes at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

Financial Reporting Measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission (the “Commission”).

Incentive-Based Compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

Received. Incentive-based compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

(b) Recovery of Erroneously Awarded Compensation.

(1) The Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(i) The Policy applies to all incentive-based compensation received by a person:

(A) After beginning service as an executive officer;

(B) Who served as an executive officer at any time during the performance period for that incentive-based compensation;

(C) While the Company has a class of securities listed on a national securities exchange or a national securities association; and

(D) During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in paragraph (b)(1) of this Policy. In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months is deemed a completed fiscal year. The Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

(ii) For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement as described in paragraph (b)(1) of this Policy is the earlier to occur of:

(A) The date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in paragraph (b)(1) of this Policy; or

(B) The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in paragraph (b)(1) of this Policy.

(iii) The amount of incentive-based compensation subject to this Policy (“erroneously awarded compensation”) is the amount of incentive-

based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, and will be computed without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

(A) The amount will be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and

(B) The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

(iv) The Company will recover erroneously awarded compensation in compliance with this Policy except to the extent that the conditions of paragraphs (b)(1)(iv)(A) or (B) of this Policy are met, and the Company’s Compensation Committee, or in the absence of such a committee, a majority of the independent directors serving on the board, has made a determination that recovery would be impracticable.

(A) The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company will make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

(B) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(v) The Company will not indemnify any executive officer or former executive officer against the loss of erroneously awarded compensation.

(2) The Company will file all disclosures with respect to such recovery policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable Commission filings.

(c) Effective Date. This Policy applies to all incentive-based compensation received by executive officers on or after October 2, 2023.  The Company will provide the disclosures required by Nasdaq Rule 5608 and in the applicable Commission filings from and after the adoption by the Board of Directors of this Policy.